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                    November 7, 2022

       Michael Armandi
       Interim Chief Executive Officer and Chief Financial Officer Empire Global Gaming, Inc.
       555 Woodside Avenue
       Bellport, New York 11713

                                                        Re: Empire Global
Gaming, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed April 15,
2022
                                                            File No. 000-54908

       Dear Michael Armandi:

               We issued a comment to you on the above captioned filing on October 13, 2022. As of the date of this letter, this comment remains outstanding. We expect you to provide a complete, substantive response to this comment by November 22, 2022.

                If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing